Zodiac Exploration Inc.

TSX VENTURE: ZEX

May 9, 2012

Zodiac Announces Director Resignation

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE: ZEX) announced today that Douglas Allen has resigned as a Director of Zodiac.   The Company has appreciated all of the contributions Mr. Allen made over the past two years and the Company wishes him well with his future endeavours.

The Company continues to be very active in its joint venture process.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact

Zodiac Exploration Inc.
Murray Rodgers
President & CEO
(403) 444-7844

www.zodiacexploration.ca